UNITED STATES                              OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION                      OMB Number
                     Washington, DC 20549                              3235-0058
                                                             Expires January 31,
                          FORM 12b-25                                       2005
                  NOTIFICATION OF LATE FILING           Estimated average burden
                                                            Hours per response..
                   SEC File Number 000-30256                                2.50
                     CUSIP Number 00756F20
                                                                 SEC FILE NUMBER
                          (Check One)                      CUSIP NUMBER 007S6F20

|X| Form 10-K/Form 10-KSB  |_| Form 20-F  |_| Form 11-K
|_| Form 10-Q/Form 10-QSB  |_| Form N-SAR |_| Form N-CSR

                        For period ended July 31, 2006

      |_|   Transition Report on Form 10-K/Form 10-KSB
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q/Form 10-QSB
      |_|   Transition Report on Form N-SAR
      For the transition period ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

American Technologies Group, Inc.
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Full Name of Registrant

300 Las Olas Place, 300 SE Second Street Ste. 860
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Address of Principal Executive Office

Ft. Lauderdale, FL 33301
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City, State and Zip Code

PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, X 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required review of the registrant's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such report no later than fifteen days after its prescribed due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      William N. Plamondon III         (954)765-4774
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(2)   Have all other periodic reports required under Section 13 or 15(d) or the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s): Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?: Yes |X| No |_|

Based solely on preliminary estimates, the company believes that its results of operations will be significantly different from the prior period. However, the company is unable to provide an accurate quantitative estimate of the results of operations for the year ended July 31, 2006, as it is still working to complete the required financial statements.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                        American Technologies Group, Inc.
                        ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: October 31, 2006                    By: /s/ William N. Plamondon III
                                              ----------------------------
                                              William N. Plamondon III
                                              Chief Executive Officer